FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               AVISTA CORPORATION
             (Exact name of registrant as specified in its charter)


      Washington                    1-3701                      91-0462470
(State of incorporation     (Commission File Number)         (I.R.S. Employer
   or organization)                                         Identification No.)

                               Avista Corporation
                            1411 East Mission Avenue
                         Spokane, Washington 99202-2600
          (Address of principal executive offices, including zip code)


Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                Name of each exchange on which
          to be so registered                each class is to be so registered
          Rights to purchase                     New York Stock Exchange
            Preferred Stock                        Pacific Exchange


          If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

          If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

          Securities Act registration statement file number to which this form relates: None.
         ----

          Securities to be registered pursuant to Section 12(g) of the Act:
None.
----

          The Commission is respectfully requested to send copies of all notices, orders and communications to:

     David J. Meyer, Esq.                         J. Anthony Terrell, Esq.
  Senior Vice President and                       Thelen Reid & Priest LLP
      General Counsel                               40 West 57th Street
     Avista Corporation                           New York, New York 10019
  1411 East Mission Avenue
  Spokane, Washington 99202


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Registrant's Securities to be Registered.
          -------------------------------------------------------

General

          On November 12, 1999, Avista Corporation (the "Company") adopted a new shareholder rights plan (the "Plan") to replace the Company's existing rights plan which expires on February 16, 2000. Under the Plan, the Company will grant one preferred share purchase right ("Right") on each outstanding share of Common Stock to holders of Common Stock outstanding on February 15, 2000 or issued thereafter. The description and terms of the Rights are set forth in the Rights Agreement, dated as of November 12, 1999 (the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent. The Rights Agreement is incorporated herein by reference and filed as Exhibit 1 to this Registration Statement. The following statements are qualified in their entirety by reference to the Rights Agreement. Certain of the capitalized terms used in the following description have the meanings set forth in the Rights Agreement.

          Each Right will entitle the registered holder, subject to regulatory approvals and other specified conditions, to purchase one one-hundredth of a share of the Company's Preferred Stock, without par value, (the "Preferred Stock"), at a purchase price of $70.00 (the "Purchase Price"). The Rights will be exercisable only if a person or group

          o acquires beneficial ownership of 10% or more of the outstanding shares of Common Stock, or

          o commences a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding shares of Common Stock.

          Until that time, the Rights will be evidenced by and will trade with the shares of Common Stock. The Rights will expire on March 31, 2009 unless the Company first redeems or exchanges them, in each case as described below.

          The purchase of stock pursuant to the Rights may be subject to regulatory approvals and other specified conditions. Under no circumstances will a person or group that acquires 10% of the Common Stock be entitled to exercise Rights.

"Flip-in"

          If any person or group acquires beneficial ownership of 10% or more of the outstanding shares of Common Stock, each Right will entitle its holder to purchase that number of shares of Common Stock or, at the option of the Company,


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


Preferred Stock, which has a market value at that time of twice the Purchase Price.

"Flip-over"

          In the event that any person or group has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock, and the Company

               o    consolidates or merges with or into, or
               o    sells 50% or more of its assets or earning power to,

any person or group, each Right would instead entitle its holder to purchase the acquiring company's common shares having a market value of twice the Purchase Price.

Exchange

          If a person or group acquires beneficial ownership of more than 10% but less than 50% of the outstanding shares of Common Stock, the Company may exchange each outstanding Right for one share of Common Stock or cash, securities or other assets having a value equal to the market value of one share of Common Stock. That exchange may be subject to regulatory approvals.

Redemption

          The Company may redeem the Rights, at a redemption price of $0.01 per Right, at any time until any person or group has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock.

Certain Adjustments

          The Purchase Price, the amount and type of securities covered by each Right and the number of Rights outstanding will be adjusted to prevent dilution

               o in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock,

               o if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock or equivalent preferred shares at less than the current market price of the Preferred Stock, or

               o upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).


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


          With certain exceptions, no adjustments in the Purchase Price will be made until cumulative adjustments amount to a least 1% of the Purchase Price. The Company will not issue fractional shares of Preferred Stock other than in integral multiples of one ten-thousandth of a share. Instead, the Company will make an adjustment in cash based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Amounts Outstanding

          The Company will distribute one Right to shareholders of the Company for each share of Common Stock owned of record by them at the close of business on February 15, 2000. Until the earliest of

               o such time as any person or group acquires beneficial ownership of 10% or more of the outstanding shares of Common Stock,

               o    March 31, 2009, or

               o    the redemption of the Rights,

the Company will issue one Right with each share of Common Stock that is issued after February 15, 2000 so that each outstanding share of Common Stock will have an appurtenant Right. The Company has initially authorized and reserved 600,000 shares of Preferred Stock for issuance upon exercise of the Rights. The authorized capital stock of The Company presently consists of 210,000,000 shares, consisting of 200,000,000 shares of Common Stock without par value and 10,000,000 shares of Preferred Stock without par value. As of February 1, 2000, 35,766,865 shares of Common Stock were outstanding and 1,858,210 shares of Preferred Stock were outstanding.

Amendment

          The Company may amend the Rights Agreement in any respect until any person or group has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock. Thereafter, the Company may amend the Rights Agreement in any manner which will not adversely affect the holders of the Rights in any material respect.

Item 2.   Exhibits.
          --------

          Exhibit        Description
          -------        -----------

          1. Rights Agreement, dated as of November 12, 1999, between Avista Corporation and The Bank of New York


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                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  February 7, 2000                AVISTA CORPORATION


                                        By:  /s/ Terry L. Syms
                                        -------------------------------------
                                         Name:Terry L. Syms
                                         Title: Vice President and
                                                Corporate Secretary


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                                  EXHIBIT INDEX

     Exhibit        Description
     -------        -----------

     1. Rights Agreement, dated as of November 12, 1999, between Avista Corporation and The Bank of New York


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